sapa:

03-02-07

03003843

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find Sapa's Full year report January-December, press release of 7 February 2003.

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

sapa:

Press release

7 February 2003

Full year report
January-December 2002

Strong improvement in operating result through improved productivity and increased market share

- Earnings per share doubled to SEK 7.85 (3.90)
- Delivered volumes up by 3 per cent
- Strong cash flow – strengthened balance sheet
- Board of directors proposes an increase in dividend to 5.50 SEK (5.00)

Sapa in brief	**Oct-Dec 2002**	Oct-Dec 2001	**Jan-Dec 2002**	Jan-Dec 2001
Net sales, MSEK[1]	**2,689**	2,735	**11,090**	11,600
Operating profit, MSEK[1,2]	**132**	14	**483**	373
Profit before tax, MSEK[1,2]	**124**	-26	**427**	194
Operating margin, %[1,2]	**4.9**	0.5	**4.4**	3.2
Deliveries, tonnes[1]	**69,870**	63,030	**285,020**	277,650
Cash flow after investments, MSEK[3]	**342**	149	**592**	320
Debt/equity ratio			**0.28**	0.44

[1]Excluding Eurofoil and Autoplastics, which were divested in 2001
[2]Excluding non-recurring items (see note, page 8)
[3]Excluding company acquisition/divestment

Comparisons in accordance with the legal structure can be seen from the tables on pages 7 and 8

"2002 started and ended with weak market conditions. In between the market was characterised by sharp swings in demand. Despite this, we managed to improve the operating profit by 30 per cent, mainly coming from improved productivity and restructuring of the cost base. Our proactive market efforts have resulted in increased market shares in US and Asia.", comments Staffan Bohman, President and CEO of Sapa.

"The strong financial position of the group, further strengthened during the year, gives excellent freedom of action in the prevailing market condition."

For further information please contact Staffan Bohman, CEO, tel. +46-8-459 59 11, Bo Askvik, CFO, tel. +46-8-459 59 18 or Gabriella Pihl, Communications Manager, tel. +46-8-459 59 62.

This report is also available on Sapa's website: www.sapagroup.com. A slide presentation of this release can be downloaded as a PDF-file. Select Financial Information/Quarterly Reports.

Sapa AB
Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122

January-December 2002
(comparisons exclude Eurofoil and Autoplastics, which were divested in 2001)

Net Sales for the Group during 2002 amounted to MSEK 11,090 (11,600), a decrease of 4 per cent, principally caused by lower raw material price of aluminium metal. Currency effects from translation of foreign subsidiaries to SEK had a negative effect on net sales of 2 per cent. The decrease in net sales was compensated by a higher value added margin that resulted in an increase in value added by 2 per cent. Delivered volumes of aluminium products increased by 3 per cent, through higher market shares for profiles in US and a strong development for Heat Transfer, for which delivered volumes rose by 13 per cent.

Operating profit for the year was MSEK 483 (373). Currency effects when translated to SEK had a negative effect of MSEK 12. Operating margin has despite the weak market situation continuously improving during the period and reached 4.4 per cent (3.2). The improvement is to a large extent a result of the accomplishment of the Group's programme of restructuring and cost savings measures, which has led to a better cost structure, higher productivity and by this an improved competitiveness. In a market that doesn't show any signs of an up-turn, the focus is still strongly on cost efficiency.

In addition to the lower cost level, the profit recovery is explained by a strong improvement in the result of Heat Transfer, coming from a substantial increase in sales volumes together with a good productivity development. The Chinese operation developed especially well and is now operating on a much improved profitability level. The Polish profile operation continues to expand and had a very strong year. Increased exports to Germany and the Czech Republic together with an extended value added activity led to a substantial improvement in the result. Other units contributing to the profit improvement are the profiles companies in the Netherlands, UK and US. As a result of lower sales volumes the Portuguese profile company experienced a deterioration of profit. The new big press in Albi has strengthened Sapa's market position in France, but low utilisation means an unsatisfactory result. Marketing efforts are therefore being increased in France.

The year was characterised by sharp swings in demand, as a consequence of uncertainties about the future development of the economy. The very weak end to 2001 continued into 2002. No overall change in demand was seen for the European and US profile markets during 2002 and at times there was intense pressure on prices, arising from the low capacity utilisation in the industry. The weakest markets where Portugal and Germany.


Earnings per share, SEK
2.40
2.00
1.60
1.20
0.80
0.40
0.00
-0.40
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02

Profit before tax increased by 121 per cent to MSEK 427 (193). The very solid financial position of the Group, strengthened by a strong cash flow and the divestment of Eurofoil and Autoplastics in 2001, has led to an improved

Sapa AB
Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org no 556001-6122

financial net of MSEK -56 (-179). Net debt to equity ratio was reduced to 0.28 (0.44) and earnings per share more than doubled to reach 7.85 (3.90).

Fourth quarter 2002

(comparisons exclude Eurofoil and Autoplastics, which were divested in 2001)

Net sales for the group during the fourth quarter reached MSEK 2,689 (2,735), a decrease of 2 per cent. Currency effects when translated to SEK had a negative effect of 5 per cent. Also lower raw material prices of aluminium led to lower net sales. Delivered volumes of aluminium products increased by 11 per cent and amounted to 69,870 tonnes (63,030). The increase comes to a large degree from a very favourable development for Heat Transfer, which raised sales volumes by 38 per cent during the quarter.


Deliveries, tonnes
80,000
60,000
40,000
20,000
0
Q4-99
Q4-00
Q4-01
Q4-02

Operating profit improved substantially to MSEK 132, compared with MSEK 14 for the weak fourth quarter 2001. Currency effects when translated to SEK had a negative effect of MSEK 8. The fourth quarter started with a good demand, largely caused by re-stocking after the summer's stock reduction. In the latter part of the year demand fell back again. Operating margin at 4.9 per cent (0.5), was the highest for the year. The profitability was positively impacted by Heat Transfer, which during the quarter raised its profit level substantially.


Operating profit, MSEK
225
200
175
150
125
100
75
50
25
0
Q4-99
Q4-00
Q4-01
Q4-02

Profit before tax increased to MSEK 124 (-26). Earnings per share were SEK 2.30 (0.00).

Sapa	**Oct-Dec 2002**	July-Sept 2002	Apr-June 2002	Jan-Mar 2002	**Oct-Dec 2001**
Net sales, MSEK	**2,689**	2,642	2,937	2,821	**2,735**
Operating profit, MSEK	**132**	114	136	101	**14**
Profit before tax, MSEK	**124**	99	122	82	**-26**
Operating margin, %	**4,9**	4,3	4,6	3,6	**0,5**
Deliveries, tonnes	**69,870**	69,190	75,300	70,660	**63,030**

Excluding non-recurring items (see note, page 8)

Sapa AB

Postadress Box 5505, 114 85 Stockholm. Besöksadress Humlegårdsgatan 17. Org.nr 556001-6122

ORGANISATION

The organisational change carried through in 2001 to support the development of important business segments has in 2002 resulted in the formation of three Strategic Business Segments: Mass Transportation, Automotive and Building Systems. With joint group functions for these segments Sapa will be able to better utilise the accumulated knowledge and resources of the Group. With one common channel to the market, Sapa becomes a more distinct partner to our customers.

In November Sapa acquired the English company Pressweld Ltd. The acquisition is a part in Sapa's strategy to increase the value added business. Pressweld, specialised in the design and manufacture of aluminum profile based components and systems to premium brand cars, strengthens Sapa's operations in Automotive. The company had a turnover of MSEK 110 in 2001 and employs 115 people. Pressweld is consolidated by Sapa from 27 November 2002.

FINANCING, CASH FLOW AND SHAREHOLDERS EQUITY

The Group has a very strong financial position. The decrease in the net debt to equity ratio continued during the fourth quarter to reach 0.28 (0.44) at year-end. The improvement since last year has been achieved through a continued strong cash flow from operations and relative to depreciation a low investment level. Cash flow after investments (excluding company acquisitions/ divestment) was MSEK 342 (149) for the quarter and MSEK 592 (320) for the whole year, corresponding to SEK 16.30 per share (8.75). Working capital as percentage of net sales improved and was at the end of the year 14.8 per cent (16.2 for comparable units).

During the year the net debt of the Group decreased further to total MSEK 1,088 (1,733) at year-end. This resulted in a strong improvement in the financial net, which for whole year amounted to MSEK -56 (-219). Financial net for the fourth quarter was -7 (-39). The interest coverage ratio for the 2002 was 4.7, exceeding the long-term restriction of the Group, which is 3.0.

In Sweden, the surplus pension fund allocation from SPP/Alecta in 2000 has primarily been used to redeem pension obligation (PRI). At the end of the year the remaining unutilised amount was only MSEK 2.

During the year shareholders' equity decreased by MSEK 97. Sapa's shareholders have received a dividend of SEK 5, corresponding to MSEK 182. Repurchase of 440,830 own shares (see below) reduced shareholders' equity by MSEK 72. At the same time conversion of convertible bonds and redemption of warrants increased shareholders' equity by MSEK 73, corresponding to 538,250 shares. Translation differences, which are handled in accordance with the Group's finance policy, had a negative effect on shareholders' equity by MSEK 202.

INVESTMENTS

Group investments during 2002 amounted to MSEK 303 (595), compared with depreciation (excl. amortisation of goodwill) of MSEK 384 (535). Major investments of the period were the completion of the comprehensive

Postadress Box 5505, 114 85 Stockholm, Besöksadress Humlegårdsgatan 17, Org nr 556001-6122

investment programme within Heat Transfer in Finspång, Sweden and a new painting line in Vetlanda, Sweden, which was inaugurated at the beginning of October.

PERSONNEL

The average number of employees during the year was 6,526 (6,891 for comparable units). The extensive personnel reduction programme in Vetlanda, was finalised in June.

THE SAPA SHARE

Including dividend, the value growth of the Sapa share was 14 per cent during 2002. The corresponding figure for the Stockholm exchange all-share index was a decrease of 36 per cent.

OTHER

Repurchase of shares

On November 30th, 2001 the board of Directors took a decision to repurchase Sapa shares on the Stockholm Exchange, up to a maximum amount of MSEK 100. An extra shareholder's meeting on February 6th, 2002 later approved this. In all, 502,330 shares had been repurchased at the end of the year (to an amount of MSEK 80.2), where of 440,830 (MSEK 71.5) relates to 2002. Repurchased shares represent 1.4 per cent of the total number of shares. The number of outstanding shares was 36,665,328 by the end of the year.

Owners

The largest shareholder of the company, Norwegian Elkem, on 5th July announced that they had increased their shareholding in Sapa to 42.78 per cent (41.99 after full conversion). As a consequence of this Elkem made an offer for the remaining shares of the company on 1st August. After the expiration of the bid period on 2nd September, Elkem announced that their shareholding in Sapa had increased to 71.4 per cent (71.7 after full conversion). In December Elkem converted 509,500 convertible bonds to shares, which meant that the total shareholding reached 72.8 per cent at the end of the year.

The number of shareholders amount to approximately 16,400. Foreign owners stand for 74.7 per cent and Swedish owners for 25.3 per cent. According to the shareholder's register from VPC as at 30th December, the 10 largest owners of the company are:

	Vote-%:
Elkem ASA	72.8
AMF Pension	5.2
Investment AB Öresund	4.1
AMF Pension fonder	2.9
HQ fonder	2.0
AFA försäkring	1.5
Alecta	1.1
Andra AP-fonden	0.9
SHB/SPP fonder	0.8
Första AP-fonden	0.4

Sapa AB
Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org no 556001-6122

OUTLOOK

The benefits from the efficiency programme of 2002 will continue to accrue and 2003 will benefit further from the staged implementation. The business climate continues to be uncertain, not least from the threat of war, and therefore I choose not to predict the development of 2003.

Sapa AB (publ)
Stockholm 7 February 2003

STAFFAN BOHMAN
President and CEO

The report also includes:
Group Income statement in summary
Group Balance sheet in summary
Group Key financial figures
Group Cash flow
Changes in Shareholders' Equity
Accounting principles
Non-recurring items

Report Dates 2003

Annual General Meeting	April 11
Interim Report Q1	April 11
Interim Report Q2	July 18
Interim Report Q3	October 20
Full Year report 2003	February 2004

This report has not been audited by the Company's auditors.

Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org no 556001-6122

sapa:

THE SAPA GROUP

Consolidated income statements, MSEK	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001
Net sales	**2,689.2**	2,735.3	**11,089.7**	15,167.8
Cost of goods sold	**-2,126.9**	-2,272.5	**-8,982.6**	-12,680.1
Gross profit	**562.3**	462.7	**2,107.2**	2,470.2
Selling and administrative expenses	**-434.8**	-449.5	**-1,640.5**	-1,953.3
Other operating revenues/expenses	**4.3**	-2.6	**16.2**	314.5
Operating profit	**131.9**	10.6	**483.0**	831.5
Financial items	**-7.4**	-39.2	**-56.0**	-219.2
Profit after financial items	**124.5**	-28.6	**427.0**	612.3
Income tax	**-40.7**	3.1	**-141.9**	-145.8
Minority interest in net profit	**-0.5**	0.3	**0.0**	0.1
Net result	**83.3**	-25.2	**285.1**	466.6

Consolidated balance sheets, MSEK	31 Dec 2002	31 Dec 2001
Intangible fixed assets	**1,001.2**	1,198.0
Tangible fixed assets	**2,625.7**	2,819.9
Financial fixed assets	**27.1**	92.6
Inventories	**1,423.3**	1,591.2
Current receivables	**2,222.8**	2,350.7
Liquid funds	**747.2**	1,027.0
Total assets	**8,047.3**	9,079.5
Shareholders' equity	**3,878.7**	3,976.2
Interest-bearing liabilities and provisions	**1,834.7**	2,760.3
Interest-free liabilities and provisions	**2,333.8**	2,343.0
Total shareholders' equity and liabilities	**8,047.3**	9,079.5

Key figures and other information[1]	Full Year 2002	Full Year 2001
Return on shareholders' equity, %[2]	**7.5**	4.8
Average number of outstanding shares, '000	**36,339**	36,617
Earnings per share, SEK[2]	**7.85**	5.00
Earnings per share, incl. non-recurring items, SEK	**7.85**	12.75
Earnings per share after dilution, SEK[2]	**7.80**	4.95
Earnings per share, incl. non-recurring items, after dilution, SEK	**7.80**	12.60
Shareholders' equity per share, SEK	**105.80**	108.75
Return on capital employed, %[2]	**9.0**	7.5
Operating margin, %[2]	**4.4**	3.5
Capital turnover rate, Multiple	**2.1**	2.1
Equity/assets ratio, %	**48**	44
Debt/equity ratio	**0.28**	0.44
Net debt, MSEK	**1,088**	1,733
New and replacement investments, MSEK	**303**	595
Average number of employees	**6,526**	8,888

[1]Key ratios calculated based on rolling twelve-month values
[2]Excluding non-recurring items (see note, page 8)

Sapa AB

Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org no 556001-6122

Cash flow, MSEK	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001
Operating profit	**131.9**	10.6	**483.0**	831.5
Depreciations	**114.2**	114.1	**448.2**	607.5
Other items not affecting liquidity	**-19.8**	-9.2	**-84.8**	-338.2
Interest received/paid	**-9.5**	-19.0	**-66.9**	-235.6
Income tax paid	**21.9**	24.5	**-100.9**	-248.8
Change in working capital	**141.4**	156.7	**148.9**	271.7
Cash flow from ongoing operations	**380.2**	**277.7**	**827.3**	**888.1**
New and replacement investments	**-71.2**	-142.5	**-302.9**	-594.5
Company acquisitions/divestments	**-32.5**	0.9	**-32.5**	1,727.3
Sales of fixed assets and changes in financial fixed assets	**32.8**	13.5	**67.1**	26.5
Cash flow after investments	**309.3**	**149.6**	**559.0**	**2,047.3**
Financing	**24.4**	-297.6	**-557.2**	-1,426.4
Share issue/repurchase of shares	**-12.7**	-7.1	**-70.9**	-7.1
Dividend	**-**	-	**-182.3**	-183.1
Cash flow	**321.0**	**-155.1**	**-251.4**	**430.8**

Changes in shareholders' equity, MSEK	Jan-Dec 2002	Jan-Dec 2001
Opening balance	**3,976.2**	**3,467.1**
Translation differences	**-202.0**	232.7
Conversion of convertible bonds / redemption of warrants	**73.2**	1.7
Repurchase of shares	**-71.5**	-8.8
Dividend	**-182.3**	-183.1
Net result	**285.1**	466.6
Outgoing balance	**3,878.7**	**3,976.2**

Accounting principles

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, interim reporting. The application of the current recommendations from 2002 has not had any influence on the company's result and position for earlier periods.

Non-recurring items (before tax)

2001: capital gain of MSEK 677 from sale of the Eurofoil business (of which MSEK 587 in Q2 and MSEK 90 in Q3), write-down of goodwill in Autoplastics, MSEK 174 (Q2), capital loss of MSEK 135 from sale of Autoplastics (Q3), provisions of MSEK 66 for close-down of operations and other restructuring measures (Q3). In total MSEK 301. Non-recurring items are included in other operating revenues/expenses.

Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org no 556001-6122